1401 Lawrence Street, Suite 2300, Denver, CO 80202 ● (303) 572-9300

November 4, 2022	David J. Babiarz (303) 256-2749 (720) 228-2296 Fax dbabiarz@polsinelli.com

VIA EDGAR

Mr. Joshua Gorsky

Ms. Suzanne Hayes

Ms. Julie Sherman

Mr. Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitro Biopharma, Inc. Registration Statement on Form 10 File No. 000-17378 Filed on September 12, 2022

Ladies and Gentlemen:

On behalf of our client, Vitro Biopharma, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned registration statement on Form 10 (the “Registration Statement”). In connection with this letter, the Company is today filing Amendment No. 1 to the Registration Statement (the “Amendment”) by EDGAR. Please note that the Amendment includes updated interim financial statements as of July 31, 2022 and 2021 and for the periods then-ended. Further, in response to the comment of the Staff relayed telephonically, the Company has included the narrative of each section of the Amendment, rather than incorporate such information by reference to the Form S-1.

For your convenience, each of the Staff’s comments included in its letter dated October 6, 2022 is reprinted below in italics, and is followed by the Company’s response.

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Securities and Exchange Commission
November 4, 2022

Form 10-12G filed September 12, 2022

Summary

Our Science, page 1

1.	Please remove all statements, discussions and indications [sic] the statement that your product candidates and AlloRx stem cells, [sic] or may be, safe or effective. Such conclusions are in the sole authority of the FDA or equivalent foreign regulators. For example:

●	On page 1, the discussion that begins “In preclinical and clinical studies conducted by third-parties, AlloRx Stem Cells and equivalent UC-derived MSC therapy product candidates have exhibited therapeutic benefits...”
●	On page 63 “As compared to AlloRx to other MSCs, we believe AlloRx Stem Cells may have increased potency, mobility, differentiation capacity, immunomodulation and viability based on our pre-clinical studies and research which is supported by third party research and clinical studies of UC-derived MSCs.”
●	On page 63 “In preclinical and clinical studies conducted by third parties, AlloRx Stem Cells ... have exhibited benefits we believe result from various mechanisms of action...” that they may “have far broader therapeutic potential and could be developed . . . to effectively treat a wide range of inflammatory and autoimmune disorders,” and that your products are “[w]ell-tolerated” and have “minimal side effects.”

Please note that you may include objective data resulting from your clinical and preclinical trials but may not draw conclusions related to safety and efficacy. To the extent that you include objective data from clinical trials conducted by third parties, identify the parties and the indications the third party was using AlloRx or equivalent UC-derived MSC therapy product candidates to treat.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures throughout the Amendment accordingly.

2.	Please explain the relevance of your statement that 300 subjects have been treated with your AlloRx Stem Cells and identify where they were treated, who was conducting the clinical trials and the target indications. To the extent known, disclose whether there were any serious adverse events reported and any objective data collected from such trials. If such information is not known, please clarify that the results are unknown.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the “Item 1. Business—Preliminary Tolerability Data for AlloRx Stem Cells” section on pages 14-17 of the Amendment accordingly.

Our Lead Product Candidate and Pipeline, page 2

3.	Please revise your table with respect to Pitt Hopkins and Long COVID to ensure that your arrows do not appear to depict that Phase 1 is complete. While you are not planning to conduct a separate Phase 1 trials, it is not appropriate for the table to indicate that Phase 1 trials have been completed.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the pipeline chart presented in the Amendment accordingly.

Securities and Exchange Commission
November 4, 2022

4.	Your pipeline table should be limited to your material products and indications. Given the early stage of your development of AlloRx for Alzheimer’s Disease and that it was not identified as one of your four core development plans, please tell us why you consider it to be a material program and disclose the next milestones for this therapeutic indication.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the “Item 1. Business—Our Core Development Programs” section on pages 10-13 of the Amendment accordingly. The Company has also revised pages 7, 9 and 42 of the Amendment accordingly. With respect to the inclusion of Alzheimer’s disease in the pipeline chart, the Company respectfully notes that it is actively pursuing pre-clinical research and development activities for Alzheimer’s disease towards an IND filing and considers Alzheimer’s disease to be one of its core development programs. Accordingly, the Company respectively advises the Staff that it is currently focused on pre-clinical development programs for Alzheimer’s disease in addition to Lupus/systemic lupus erythematosus (“Lupus (SLE)”) and multiple sclerosis (“MS”). Moreover, the Company respectfully advises the Staff that it has other active and ongoing pre-clinical research and development efforts for a wide variety of other indications, including for Amyotrophic Lateral Sclerosis (“ALS”), also known as Lou Gehrig’s disease, Parkinson’s disease; and traumatic brain injury, that are not identified in its pipeline chart. Unlike many early-stage drug development companies that may be primarily focused on one or a few indications, the Company’s pre-clinical research and development efforts are currently focused equally on advancing its product candidate, AlloRx Stem Cell therapy, for each of Lupus (SLE), MS and Alzheimer’s disease to the next stage of development, namely the submission of an IND application to FDA. As a result, the Company believes it is appropriate to include Alzheimer’s disease in the pipeline chart, and the omission of Alzheimer’s disease could cause investors to believe that Lupus (SLE) and MS, the Company’s two other primary and material indications in pre-clinical development, are significantly more material to the Company than Alzheimer’s disease. Consistent with its development approach, the Company has included a detailed discussion of Alzheimer’s disease and each of the other indications in its core development program, its current and ongoing development efforts and its next anticipated milestone in the “Business” section of the Registration Statement. As a result, the Company believes the pipeline chart accurately depicts the breadth and status of the Company’s primary and material indications in development and its core development programs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

5.	Please address the following regarding the fluctuations in your Cost of goods sold and Gross profits line items:

●	Revise to more clearly address the changes between periods of your cost of good [sic] sold, quantifying the significant drivers.
●	Revise to specifically address the significant difference in gross profit percentages between your annual and interim periods presented.
●	Revise your MD&A to specifically quantify the amounts related to inventory written off and identify the reasons for such write-offs.
●	Revise your footnotes to provide a rollforward of your inventory obsolescence reserve and to disclose your accounting policies for determining how to determine the amount of reserve necessary.

Securities and Exchange Commission
November 4, 2022

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the MD&A section beginning on page 70 of the Amendment accordingly. Specifically, the Company has revised the disclosure for both the annual and interim periods to (i) more clearly address the changes of COGS between periods, quantifying the drivers, (ii) address the differences in gross profit percentages, and (iii) quantify the amounts written off for inventory and identified the reasons for the write-off.

With regard to the suggested revision to the footnotes, the Company has revised the accounting principles note (Note 1—Inventory) to describe its accounting policy for inventory obsolescence. However, since the Company does not create a reserve for such obsolescence, it is not feasible to provide a roll-forward of any reserve.

6.	Revise your discussions of research and development expenses to more clearly identify the nature of the expenses recorded, identify the projects driving the expenses reported, and why there was no research and development performed during 2020.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the MD&A section of the Amendment accordingly. Specifically, the Company has expanded the discussion of research and development expenses for both the annual and interim periods presented to more clearly identify the nature of the expenses and for the 2020 period, to explain why there were no such expenses. With regard to the suggestion that the Company identify the project(s) driving the expenses, the Company believes that is not feasible at this time, as the expenses all related to the Company’s one product candidate (AlloRx Stem Cell therapy) and were not focused on any one indication or project. In response to the Staff’s comment, the Company added narrative to the Overview subsection of MD&A (page 70) to disclose that it will allocate the R&D expenses among projects when feasible.

Our Strategy, page 66

7.	We note your disclosure that you have “established . . . collaborative relationships with esteemed third-party investigators . . . for [y]our Phase 1/2a trials for PTHS and Long COVID[.]” Please revise your disclosure to describe your agreements with these parties, including all material provisions. File the agreements as exhibits or explain the basis for your conclusion that you are not required to file them as exhibits.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised page 9 of the Amendment accordingly. The Company respectfully advises the Staff that it is currently working to establish collaborative relationships by entering into clinical trial agreements with respected third-party investigators from distinguished clinical institutions across the United States for its contemplated Phase 1/2a trials for PTHS and Long COVID, but that it has not yet entered into any clinical trial agreement(s) for these contemplated Phase 1/2a clinical trials at this time. The Company expects to enter into such clinical trial agreement(s) as soon as possible following completion of the contemplated offering, pending institutional approval of the respective clinical trial agreement with each contemplated collaborator. The Company undertakes that, once it has entered into one or more clinical trial agreements for its contemplated Phase 1/2a trials for PTHS and Long COVID, it will (i) disclose all material provisions of any such agreements in its future filings with the SEC, and (ii) file any such agreement(s) as exhibits to its future filings with the SEC, in each case in accordance with applicable SEC rules and regulations.

Securities and Exchange Commission
November 4, 2022

With respect to collaborative relationships that have been established by the Company with foreign third-party medical centers pursuant to which the Company supplies AlloRx Stem Cells to such foreign third-party clinics and medical centers, the Company respectfully directs the Staff to pages 23 and 64 of the Amendment, which contains a comprehensive discussion of the material terms of, and material risks related to, the Company’s supply arrangements with foreign third-party clinics and medical centers that are currently being supplied with AlloRx Stem Cells for use in ongoing clinical studies, namely DVC Stem and The Medical Surgical Associates Center. As further described in the Amendment, the Company’s supply arrangements with foreign third-party clinics and medical centers are typically not governed by any written supply, clinical trial, or data sharing agreements. Although the Amendment contains a comprehensive discussion of the material terms of such supply arrangements, the Company respectfully submits that its arrangements with foreign third-party clinics and medical centers providing for the sale of its AlloRx Stem Cell products are entered into in the ordinary course of business within the meaning of Item 601(b)(10)(ii) of Regulation S-K. Furthermore, the Company is of the view that these arrangements do not fall under any of the specific enumerated categories set forth in paragraphs (A) to (D) of Item 601(b)(10)(ii) of Regulation S-K. In particular, the Company does not believe that its business is substantially dependent upon any one of these supply arrangements. Therefore, the Company is of the view that, pursuant to Item 601(b)(10)(ii) of Regulation S-K, descriptions of the Company’s unwritten supply arrangements with DVC Stem and The Medical Surgical Associates Center are not required to be filed as exhibits to the Registration Statement. In addition, the Company respectfully advises the Staff that it has revised the Amendment to remove any reference to its collaboration with a third-party medical center located in the Bahamas, The Partners Stem Cell Centre (PSCC) Ltd. at The Medical Pavilion of the Bahamas, as the Company has not yet supplied AlloRx Stem Cells to this third-party clinic and clinical studies using AlloRx Stem Cells have not yet been initiated at this clinic.

Preliminary Tolerability Data for AlloRx Stem Cells, page 68

8.	Please revise the discussion to identify the parties that treated patients with AlloRx Stem Cells and the circumstances related to the treatment, including patient symptoms and objective information with respect to symptoms following treatment and whether other treatments were administered in conjunction with AlloRx Stem Cells. To the extent that data related to specific circumstances related to patient symptoms is not available, limit the discussion to tolerability.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the “Item 1. Business—Preliminary Tolerability Data for AlloRx Stem Cells” section on pages 14-17 of the Amendment accordingly. The Company respectfully advises the Staff that its disclosures have been revised to limit the discussion to tolerability.

Securities and Exchange Commission
November 4, 2022

Joint Operating Agreement with European Wellness, page 81

9.	Please expand your disclosure to describe each party’s material obligations under the agreement. For example, who will conduct preclinical research, submit INDs, conduct and [sic] clinical trials? Who has commercialization rights? Are there any royalty of [sic]licensing fees provided for in the agreement?

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 23 of the Amendment accordingly. Specifically, the narrative has been expanded to more particularly describe each parties’ material obligations under the Agreement, such as who will conduct preclinical research and submit INDs and to add a brief discussion of licensing and royalty rights.

Principal Stockholders, page 116

10.	Please disclose the natural person or persons who hold the sole voting and investment power of the common stock held by the James R. Musick Trust.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the “Item 4. Security Ownership of Certain Beneficial Owners and Management” section on pages 80-81 of the Amendment accordingly. Please see Footnote 10 to the Beneficial Ownership Table.

Financial Statements

Pro Forma Financial Statements, page F-3

11.	Please revise either your tabular presentation to show each adjustment to each line item separately, or revise the related footnotes to quantify each adjustment so that investors can better understand each of your pro forma adjustments.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the Pro Forma Financial Statements accordingly. Specifically, the footnotes to the Pro Forma Financial Statements have been expanded to quantify each adjustment to each line item so that investors can better understand each of those adjustments.

Securities and Exchange Commission
November 4, 2022

Note 1--Nature of Organization and Summary of Significant Accounting Policies, page F-10

12.	You list several of the Company’s different revenue streams here on page F-10, including sale of research and development product, sale of therapeutic product, collaborative development project, Fitore product sales online, and InfiniVive product sales. Please address the following:

●	Revise your footnotes to provide a tabular breakdown quantifying each of these revenue streams.
●	Revise your MD&A to quantify and more clearly address the changes between periods for each of these revenue streams.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and has revised the financial statement notes and MD&A disclosure in the Amendment accordingly. Specifically, Note 1 to the audited and unaudited financial statements (Revenue Recognition) has been expanded to include a tabular breakdown of each revenue stream that is identified in the Notes. Further, the appropriate sections of MD&A (Product Sales) have been revised to quantify and more clearly address the changes between periods for each of these revenue streams.

13.	Please address the following regarding your deferred revenue section on page F-10 and your collaboration with European Wellness:

●	Revise your financial statements to disclose the significant terms of the Joint Operating Agreement with European Wellness as well as your related accounting policies.
●	Revise your footnotes as well as your MD&A to quantify any expenses related to the collaboration, to clearly identify the line items in which they are reflected, and to highlight its impact on changes in such line items between periods.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and has revised the financial statements and MD&A accordingly. Specifically, Note 1 to the audited and unaudited financial statements (Deferred Revenue) have been revised to disclose the significant terms of the Joint Operating Agreement with European Wellness as well as the Company’s accounting policies of recognizing such deferred revenue. Further, such Note has been revised to quantify the expenses related to the collaboration and to identify the line items in the financial statements where those expenses have been reflected. Finally, sections of MD&A (General and Administrative Expenses) have been revised to quantify those expenses and to highlight their impact on changes in those G&A expenses between periods.

Note 4. Acquisitions, page F-14

14.	Your disclosure indicates that members of your management and significant shareholders appear to have had significant control over Fitore and InfiniVive. Please address the following:

●	Revise your Certain Relationships and Related-Party Transactions section on page 112 to better explain the ownership percentages before and after the mergers and to clearly identify the various inherent conflicts of interest in these transactions.
●	Please provide us with your analysis as to whether the acquisitions of Fitore and InfiniVive were transfers of entities under common control.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure accordingly. Specifically, the section of the Amendment entitled “Item 7. Certain Relationships and Related Transactions, and Director Independence” beginning on page 95 has been revised to better explain the ownership percentages before and after the mergers and to clearly identify the various conflicts of interest in these transactions. The Company has also revised the “Item 1A. Risk Factors” section on page 40 of the Amendment to describe various material risks related to the various conflicts of interest in these transactions.

Securities and Exchange Commission
November 4, 2022

With regard to the analysis of whether the acquisitions of Fitore and InfiniVive MD were transfers of entities under common control, please note the following:

There is no definition of common control in the Accounting Standards Codification. The Emerging Issues Task Force attempted to define common control in EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (EITF 02-5), but did not reach a consensus. Therefore, in the absence of definitive guidance issued by the FASB, the Company believes that it is helpful to consider the Staff’s conclusions expressed during the deliberations in EITF 02-5 that common control exists between (or among) separate entities in the following situations:

●	An individual or enterprise holds more than 50% of the voting ownership interest of each entity.
●	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.
●	Immediate family members (married couples and their children, but not their grandchildren) hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert). Entities may be owned in varying combinations among living siblings and their children. Those situations require careful consideration regarding the substance of the ownership and voting relationships.

In relation to the acquisitions of InfiniVive MD and Fitore effective August 1, 2021, the Company does not believe that any of the above situations existed between the Company, on the one hand, and either InfiniVive MD or Fitore, on the other. With regard to the acquisition of Fitore, a group of shareholders did own more than 50% of the voting ownership interest of that entity, but there was no written evidence of any agreement to vote that interest in concert. Further, only one shareholder of Fitore owned any voting interest in the Company at the time of the acquisition, that being Dr. Zamora who, with all his family members considered, owned 13,000 shares of common stock, representing significantly less than one percent of the then-outstanding voting power of the Company.

With regard to the acquisition of InfiniVive MD, one member (Dr. Zamora) owned 100% of the voting ownership interest of that entity. However, as noted above, Dr. Zamora and his family owned only 13,000 shares of common stock of the Company at the time of the acquisition out of 46,130,200 shares then outstanding. Therefore, no individual or entity held more than 50% voting interest in both entities.

Securities and Exchange Commission
November 4, 2022

15.	Please address the following:

●	You disclose on page 54 that you recently terminated the chief executive and all other employees of Fitore and that consequently, you expect that sales of Fitore products will be limited in the future. Please revise your MD&A to identify the date they were terminated, and discuss the trends in such sales experienced.
●	Tell us in detail and revise your footnotes and MD&A to discuss how you evaluated the related inventory, fixed assets, and intangibles for impairment.
●	Tell us how you considered whether Fitore and Infitivive represent separate operating segments under ASC 280.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure accordingly. Specifically, the MD&A section of the Amendment has been revised in two places (pages 72 and 73) to disclose the date on which the CEO and other employees of Fitore were terminated and to discuss the trends in sales of Fitore.

With regard to the suggestion that the Company discuss how it evaluated the related assets of Fitore for impairment, please note that the Company had written off all of the inventory of that entity at year end, so there was no inventory to evaluate during fiscal 2022. Further, Fitore had no fixed assets. With regard to intangibles, the Company has revised the disclosure of its accounting policy (Note 1, Goodwill) to address its policy for evaluating its intangibles.

With regard to the question of how the Company considered whether Fitore and/or InfiniVive MD represent separate operating segments under ASC 280, please note the following:

An operating segment is a component of an entity that has discrete financial information available, and this information is used by the chief operating decision maker (CODM)1 in making decisions about the particular segment with respect to resource allocation and performance assessment.

The Company has considered the guidance in ASC 280-10-50 in determining whether Fitore and InfiniVive MD should be separate operating segments and reporting segments. Based on the way the Company’s business is organized and operated, how management views the business and the nature and level of financial information used by the Company’s CODM to make resource allocation decisions and assess the Company’s performance, it has concluded that the Company has only one operating segment. The Company believes that additional segmentation of the components of its business, including Fitore and InfiniVive MD, is unnecessary because the Company’s management views and analyzes the Company as one operating segment, focused on managing its resources carefully. To ensure adequate transparency, however, the Company does disclose specific financial information for the revenue streams that comprise the Company’s operations compliance with Rule 5-03 of Regulation S-X.

1 The CODM is the highest level of management within the entity at which the operating results for each operating segment of the entity are assessed and decisions about allocating resources to each operating segment are made.

Securities and Exchange Commission
November 4, 2022

Consistent with ASC 280, the Company’s CODM (Nathan Haas, Chief Financial Officer) evaluates each of its business components, including Fitore and InfiniVive MD, to determine whether they are operating segments. Mr. Haas acted as the CODM given his experience in finance and the prior CEO’s focus on the Company’s science, as he was a medical doctor.

An operating segment is a component of a public entity that has all of the following characteristics:

1)	The component engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity).

2)	The operating results of the component are regularly reviewed by the entity’s CODM to assess the performance of the individual component and make decisions about resources to be allocated to the component.

3)	Discrete financial information about the component is available.

Applying this analysis to its business, the Company does not believe that the test for separate operating segments is met. Specifically, Mr. Haas does not have available discrete financial information about the components of the business; all financial information is presented to Mr. Haas on a consolidated basis. Stand-alone financial statements for Fitore and InfiniVive MD are not prepared. Further, financial results of Fitore and InfiniVive MD are not reviewed by the CODM to make decisions about resources to be allocated to the component. The decision to allocate resources is made at the public entity level.

The persons reporting to the CODM (head of manufacturing, sales, accounting, regulatory) report on specific information needed to be analyzed by the CODM on a company-wide basis, and such information is not routinely reviewed or analyzed for a particular segment of the business. The Company is organized by and reports information on an entity-wide basis.

Likewise, the Company is organized so that the departments are organized on a broad company- wide basis, and not by any particular segment or method of revenue generation. For example, accounting, sales, manufacturing, finance, and regulatory are all organized by a single business activity. The persons within these departments do not singularly focus on a single distribution channel or type of sale. By way of example, those persons involved in the sale of the product are also the same people who would discuss sales for all product within the Company. The operating results are also collected at a top-level basis and reviewed by Mr. Haas to determine the appropriate resource allocation to drive the greatest shareholder value, and not by any particular segment, division, or aspect of the Company. Consequently, the Company believes the factors provided under ASC 280 point to a single operating segment.

Securities and Exchange Commission
November 4, 2022

For the foregoing reasons, the Company does not believe that either Fitore or InfiniVive MD represent operating segments under ASC 280. As a result, the Company supplementally advises the Staff that the Company believes that the existing disclosure is sufficient and that no revision is necessary in light of this comment. As the Company continues to evolve and grow however, it will monitor segment reporting to ensure that it appropriately reflects the operating and reporting segments.

*     *     *

The Company requests that the Staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (303) 256-2749 or by email at dbabiarz@polsinelli.com.

Sincerely,

/s/ David J. Babiarz
David J. Babiarz
of POLSINELLI PC

cc:

Christopher Furman, Chief Executive Officer, Vitro Biopharma, Inc.
Nathan Haas, Chief Financial Officer, Vitro Biopharma, Inc.
Scott A. Berdan, Shareholder, Polsinelli PC

Tyler L. Weigel, Shareholder, Polsinelli PC
Blank Rome LLP
Malone Bailey, LLP